亞洲水泥股份有限公司
ASIA CEMENT CORPORATION

31ST FLOOR
ROAD, SEC
TELEX 11
FAX NO (02)

03007410

HWA SOUTH
NT TAIPEI




RULE12G3-2(B)EXEMPTION   NO:82-3385

SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATION
FINANCE ROOM 3094 - STOP 3-6
450 FIFTH STREET, N.W.
WASHINGTON, DC 20549

BANK OF NEW YORK
101 BARCLAY STREET
NEW YORK, NEW YORK 10286
FAX:002-1-212-5 71-3050

MORGAN STANLEY ASIA (TAIWAN) LTD.
台北市106敦化南路二段207號22樓
TAIPEI, TAIWAN, R.O.C.
FAX:8732-2299
TEL:8732-9000

SBC WARBURG
25F ONE EXCHANGE SQUARE
8 CONNAUGHT PLACE HONG KONG
FAX:002-4471-425-8990

FAR EASTERN INTERNATIONAL BANK

台北市襄陽路1號5樓
TAIPEI, TAIWAN, R.O.C.
FAX:2361-1339

LONDON STOCK EXCHANGE
COMPANY ANNOUNCEMENT OFFICES
CAPEL COURT OFF-BARTHOLONEW LANE
LONDON EC1N 1HP
FAX:44171-4106827

03 FEB 25 AM 7:21

**SUBJECT: ASIA CEMENT CORPARATION ("ACC"; THE "COMPANY")
- RULE 144A GLOBAL DEPOSITARY SHARES ("GDRS")**

REFERENCE: ASIA CEMENT'S FILING OF RULE 12G3-2(B) EXEMPTION

FEB 13, 2003

DEAR SIRS,

Pursuant to Rule 12g3-2(b) exemption requirements, or Rule 144A Global Depositary Receipt Deposit Agreement and Underwriting Agreement dated as of June 16, 1992, please be advised as follows:

1. the ACC's public announcement of the brief operation report for the month of Jan 2003.

2. the ACC's report to Taiwan Stock Exchange regarding sales revenue, guarantee of note payable issued by ACC's affiliates and loans to others for the month of Jan 2003.

PROCESSED
MAR 1 9 2003
THOMSON
FINANCIAL

Yours faithfully,

Herman M. Wang
Assistant Manager   of Finance Department
Tel#: 886-2-27378953
Fax#: 886-2-27359797

PUBLIC ANNOUNCEMENT OF ASIA CEMENT CORPORATION

PUBLIC ANNOUNCEMENT OF SALES REVENUE · GUARANTEES OF NOTES PAYABLE ISSUED BY AFFILIATES AND LOANS TO OTHERS IN ,2003.

UNIT:NT$(THOUSAND)

ITEM	MONTH	2003	2002	INCREASE OR (DECREASE)	%
INVOICES	Jan.	852,262	914,334	-62,072	-6.79%
AMOUNT	Jan. TO Jan.	852,262	914,334	-62,072	-6.79%
NET SALES	Jan.	951,015	955,532	-4,517	-0.47%
AMOUNT	Jan. TO Jan.	951,015	955,532	-4,517	-0.47%
GUARANTEES OF NOTES	Jan.	5,506,403	6,696,137	-1,189,734	-17.77%
GUARANTEES OF NOTES(SUBSIDIARIES)	Jan.	4,313,587	-	-	-

BALANCE OF LOAN TO OTHERS AT THE END OF THIS MONTH IS 0 THOUSAND AND OF LAST MONTH IS 0 THOUSAND.

UPPER LIMITATION OF LOAN TO OTHERS IS 16,907,994THOUSAND.